EXHIBIT 12.1

UTi WORLDWIDE INC.

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2015	2014	2013	2012	2011
Pre-tax (loss)/income from continuing operations (net of non-controlling interest in net income)	$(179,136)	$(37,478)	$(42,149)	$114,648	$107,852
Add: Fixed charges computed below	111,327	71,792	68,532	71,012	67,246
Minus: Capitalized interest	(233)	(2,252)	(6,908)	(4,156)	(1,935)

Consolidated (loss)/earnings available for Fixed Charges	$(68,042)	$32,062	$19,475	$181,504	$173,163

Consolidated Fixed Charges
Interest per financial statements	$62,726	$34,165	$30,486	$31,908	$30,557
Portion of rentals (1/3) representing an interest factor	48,601	37,627	38,046	39,104	36,689

Consolidated Fixed Charges	$111,327	$71,792	$68,532	$71,012	$67,246

Consolidated Ratio of Earnings to Fixed Charges(1)	—	—	—	2.6x	2.6x

(1)	UTi’s earnings were insufficient to cover its fixed charges by $179,369 and $39,730 for the fiscal years ended January 31, 2015 and 2014, respectively.